11016483

n.a. 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUREX CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 DOUGLAS ROAD SUITE 1010B
(No. and Street)

MIAMI	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mrs. Maud Bleus (305)-529-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON BROWN ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Maud Bleus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murex Capital, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Lirean Palacios
Commission # DD929244
Expires: SEP. 29, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUREX CAPITAL, LLC
(FORMELY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Murex Capital, LLC
(Formerly MWM Securities, LLC)
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

We have audited the accompanying statement of financial condition of Murex Capital, LLC (the "Company") (Formerly MWM Securities, LLC) (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murex Capital, LLC (Formerly MWM Securities, LLC) (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	765,891
Cash at clearing organization		200,017
Receivable from clearing organization		216,150
Deposit with clearing organization		100,000
Deposits		21,349
Prepaid expenses and other assets		6,212
Furniture and equipment, net		30,944
	$	1,340,563

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	149,960
Due to affiliate		20,000
TOTAL LIABILITIES		169,960
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 9)		
Member's equity		1,170,603
	$	1,340,563

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 815,046
Interest income	1,807
TOTAL REVENUES	816,853
EXPENSES:	
Salaries and commission	724,347
Occupancy	89,456
General and administrative	67,173
Clearing charges	47,236
Professional fees	46,438
Depreciation	9,429
License & registration	5,259
TOTAL EXPENSES	989,338
LOSS BEFORE INCOME TAX EXPENSE	(172,485)
INCOME TAX EXPENSE	1,500
NET LOSS	$ (173,985)

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2010	$ 1,250,000	$ (715,412)	$ 534,588
NET LOSS	-	(173,985)	(173,985)
MEMBER CONTRIBUTIONS	810,000	-	810,000
BALANCES, DECEMBER 31, 2010	$ 2,060,000	$ (889,397)	$ 1,170,603

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (173,985)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	9,429
Changes in operating assets and liabilities:	
Cash at clearing organization	(264,157)
Deposit with clearing organization	(50,000)
Deposits	(21,349)
Prepaid expenses and other assets	8,989
Accounts payable and accrued expenses	124,982
Due to affiliate	20,000
TOTAL ADJUSTMENTS	(172,106)
NET CASH USED IN OPERATING ACTIVITIES	(346,091)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Fixed assets purchase	(6,800)
Certificate of deposit	53,126
NET CASH PROVIDED BY INVESTING ACTIVITIES	46,326
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	810,000
NET INCREASE IN CASH	510,235
CASH AT BEGINNING OF YEAR	255,656
CASH AT END OF YEAR	$ 765,891

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Operations

Murex Capital, LLC (the "Company") was organized in the State of Florida in 2007. In January 2010, the Company changed their name from MWM Securities, LLC to Murex Capital, LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L., a Barbados company.

During 2010, the Company started to generate revenues, however, has not been able to maintain its operations and thus has been dependent on the Parent to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers cash to include highly liquid investments with purchased maturities of three months or less.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2010, the Company maintains cash in the clearing organization amounting to $416,167. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

New Accounting Pronouncements

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard update that amends existing guidance on the consolidation of variable interest entities ("VIEs"). Among other provisions, this update replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The update is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The adoption of this standard did not have an impact on the Company's financial statements.

3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are summarized as follows:

Office equipment	$ 37,533
Furniture and fixtures	19,000
	56,533
Less accumulated depreciation	25,589
	$ 30,944

Depreciation expense for the year ended December 31, 2010 was $9,429.

4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company had net capital of $1,112,098 which was $1,100,767 in excess of its required net capital of $11,331. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2010, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.15 to 1.

During February 2011, FINRA informed the Company that it needs to file an application to add a line of business to its operations. The Company's minimum net capital requirement will increase as a result of this change.

5. RELATED PARTIES

Operating Lease

The Company leases office space from 4MPH Properties, Inc., an entity related through common ownership. The lease expires on October 2012 and the estimated remaining minimum rental payments for 2012 and 2013 are $66,000 and $55,000, respectively. The Company's rent expense from this related party lease for the year ended December 31, 2010 was $74,456. Additionally, the Company leases office space from an unrelated party (NOTE 9).

Expense Sharing

During September 2007, the Company entered into an office expense sharing agreement with Multiplicas Securities, Inc. ("Mulitiplicas"), an entity related through common ownership, whereby the Company is reimbursed certain monthly expenses which include rental fees, a percentage of the employees' salaries and the cost of supplies. The Company amended the office expense sharing agreement in November 2010. The reimbursement by Multiplicas Securities, Inc. amounted to approximately $117,000, which was recorded as a reduction of the respective expense during the year ended December 31, 2010.

As of December 31, 2010, the Company had a due to affiliate of $20,000, which is due to a company related through common ownership. The due to affiliate is for the reimbursement of the office sharing agreement.

6. INCOME TAXES

The provision for income taxes is as follows:

	2010
Current tax provision:	
Federal	$ -
State	1,500
Total	1,500
Deferred tax provision:	
Federal	-
State	-
Total	$ 1,500

6. INCOME TAXES (CONTINUED)

The actual income tax expense for 2010 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to loss before income tax expense) as follows:

		2010	Tax Rate
Current:			
Federal taxes at statutory rate	$	(58,645)	(34.00%)
State income taxes, net of federal tax benefit		(6,261)	(3.63%)
Change in valuation allowance		64,913	37.63%
State net worth tax		1,500	0.87%
Other permanent differences		(7)	-
Total	$	1,500	0.87%

The Company's deferred tax assets and deferred tax liabilities are as follows as December 31:

		2010
Deferred tax assets (liabilities):		
Depreciation	$	(2,058)
Start-up costs		145,726
Net operating losses		188,243
		331,911
Valuation allowance		(331,911)
Net deferred tax asset	$	-

The Company has approximately $500,000 of Federal and state net operating loss carry forwards expiring in various amounts starting in 2029. Their utilization is limited to future taxable earnings of the Company.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as of December 31, 2010, management has recorded a valuation allowance of $331,911 that may not be realized.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2007.

For the year ended December 31, 2010, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

7. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $50,779 for the year ended December 31, 2010.

9. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make payments under a non-cancelable operating lease for office space in New York through December, 2012.

At December 31, 2010, future minimum commitments under the non-cancelable lease, including the related party lease, are approximately as follows:

2011	$ 99,000
2012	55,000
	$ 154,000

Rent expense for the year ended December 31, 2010 was $89,456.

ACCOMPANYING INFORMATION

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

CREDITS	
Member's equity	$ 1,170,603
DEBITS	
Prepaid expenses and other assets	6,212
Deposits	21,349
Furniture and equipment, net	30,944
	58,505
NET CAPITAL	1,112,098
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $169,960 or $5,000, whichever is greater	11,331
EXCESS NET CAPITAL	**$ 1,100,767**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.15 to 1**
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 149,960
Due to affiliate	20,000
	$ 169,960

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2010

There are no material differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2010.

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2010, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Murex Capital, LLC
(Formerly MWM Securities, LLC)
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

In planning and performing our audit of the financial statements and accompanying information of Murex Capital, LLC (the "Company") (Formerly MWM Securities, LLC) (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the member Murex Capital, LLC
(Formerly MWM Securities, LLC)
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)
2600 Douglas Road Suite 1010B
Coral Gables, Florida 33134

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Murex Capital, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Murex Capital, LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Murex Capital, LLC.'s management is responsible for the Murex Capital, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
July 23, 2009	396	SIPC	$150
February 18, 2011	646	SIPC	$1,882

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2010 to December 31, 2010 supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

MUREX CAPITAL, LLC
(FORMERLY MWM SECURITIES, LLC)
(A WHOLLY-OWNED SUBSIDIARY MWM HOLDINGS, S.R.L)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS